UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-8649

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Investment, Savings and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420-1196

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements
December 31, 2019 and 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

The Toro Company Investment, Savings and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.

Minneapolis, Minnesota
June 25, 2020

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
ASSETS
Assets held by trustee, at fair value and contract value:
Investments at fair value	$1,284,400,302	$953,423,543
Investments at contract value	6,612,093	—
Total assets held by trustee, at fair value and contract value	1,291,012,395	953,423,543

Receivables:
Employer contribution receivable	10,611,052	13,876,572
Employee contribution receivable	296,660	140,397
Dividends receivable on The Toro Company Common Stock	1,321,016	—
Notes receivable from participants	2,668,248	86,643
Assets in-transit from merged plan	—	4,676,591
Other receivable due to investments in transit	35,961	—
Total receivables	14,932,937	18,780,203

Total assets	1,305,945,332	972,203,746

LIABILITIES
Excess contributions payable	—	90,442
Total liabilities	—	90,442

Net assets available for benefits	$1,305,945,332	$972,113,304

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Investment income (loss):
Net appreciation (depreciation) in the fair value of investments	$262,371,201	$(109,730,251)
Interest and dividends	16,459,097	16,390,118
Net investment income (loss)	278,830,298	(93,340,133)

Contributions:
Employer cash contributions	21,760,120	14,718,132
Employer non-cash stock contributions	—	3,949,388
Employee contributions	23,251,184	20,452,942
Rollover contributions	3,529,468	1,839,495
Total contributions	48,540,772	40,959,957

Deductions from net assets:
Benefit payments	(124,567,122)	(129,782,858)
Administrative and other	(394,071)	(284,313)
Total deductions from net assets	(124,961,193)	(130,067,171)

Net increase (decrease) in net assets available for benefits	202,409,877	(182,447,347)

Transfer of assets and participant notes receivable from merged plan	131,422,151	4,761,536

Net assets available for benefits:
Beginning of year	972,113,304	1,149,799,115
End of year	$1,305,945,332	$972,113,304

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2019 and 2018

1	Summary Description of Plan
The Toro Company (the "Company" or the "Plan Administrator") is in the business of designing, manufacturing, and marketing professional turf maintenance equipment and services; turf irrigation systems; landscaping equipment and lighting products; snow and ice management products; agricultural irrigation systems; rental, specialty and underground construction equipment; and residential yard and snow thrower products. The Company sells its products worldwide through a network of distributors, dealers, mass retailers, hardware retailers, equipment rental centers, home centers, as well as online (direct to end-users).
The following description of The Toro Company Investment, Savings and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Employees ("Participants") should refer to the Plan document amended and restated as of January 1, 2012 for more complete information for calendar years prior to 2016. The Plan document was amended and restated effective January 1, 2016 as part of the regular five-year cycle of amendments and restatements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). There is a profit sharing portion and an employee stock ownership plan ("ESOP") portion of the Plan. The portions of Participant accounts that hold the Company's common stock, par value $1.00 per share ("Common Stock"), are included in the ESOP portion of the Plan. The portions of Participant accounts that do not hold the Company's Common Stock are included in the profit sharing portion of the Plan.
Participants are eligible to contribute to the Plan after they have completed 30 consecutive days of employment. Participants may make their own salary reduction contributions to the Plan. In addition, at the time an employee first becomes a Participant in the Plan, the employee will be automatically enrolled to contribute 4 percent of such person’s compensation to the Plan, unless the Participant affirmatively elects otherwise. Effective January 1, 2019, Participants who are automatically enrolled are automatically covered by an escalation provision that increases such person's rate of contribution by 1 percent each calendar year, not to exceed 10 percent of the Participant's compensation, beginning on the first payday on or after the first day of June, with the first such increase occurring on the first payday on or after June 1, 2020, unless the Participant affirmatively elects otherwise. The Company also makes matching contributions to the Plan with respect to Participant salary reduction contributions. Effective for Plan years beginning on or after January 1, 2019, these matching contributions are equal to 100 percent of an eligible Participant's salary reduction contributions and catch-up contributions, not to exceed 4 percent of the Participant's eligible compensation. Such matching contributions vest in full upon completion of two years of vesting service. Participants are also eligible for discretionary annual investment fund and ESOP contributions that may be made by the Company to the Plan on their behalf. Discretionary annual investment fund and ESOP contributions and earnings attributable thereto vest at a rate of 20 percent after one year of vesting service, with an additional 20 percent vesting each year of vesting service thereafter until the Participant is 100 percent vested.
Participants may choose to have their accounts, including those initially invested in Common Stock of the Company, invested in any of the investment funds made available under the Plan or, subject to certain limitations, in Common Stock of the Company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan, with Fidelity Management Trust Company acting as the trustee (the "Trustee").
Participants may receive distributions from their vested accounts under the Plan upon termination of service or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, Participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the Company, a withdrawal or distribution can be in the form of Common Stock of the Company or cash.
Benefit payments and transfers of Participants’ interests are made by the Trustee and are recorded when paid or transferred, respectively. Administrative costs of the Plan are shared by the Company and Participants, depending upon the type of administrative cost, and are recorded when the expense has been incurred. Investment management fees are netted against investment income.
During the years ended December 31, 2019 and 2018, forfeited non-vested accounts totaled $0.2 million. These amounts are used to offset future Company contributions.

Plan Mergers
The Charles Machine Works, Inc. 401(k) Plan
Effective December 31, 2019, The Charles Machine Works, Inc. 401(k) Plan (the "CMW Plan") merged with, and into, the Plan (the "CMW Plan Merger"). As of December 31, 2019, the formal transfer of all assets, including in-kind investments, of the CMW Plan into the Plan had not yet been initiated and the CMW Plan assets remained invested with Massachusetts Mutual Life Insurance Company ("CMW Plan Custodian" or "MassMutual") within their previous investment designations. As a result, MassMutual represents a custodian and record keeper of the Plan as of December 31, 2019. As the CMW Plan Merger was effective as of December 31, 2019, the transfer of $131.4 million of assets of the CMW Plan is included within transfer of assets and participant notes receivable from merged plan in the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2019; of which $122.2 million was recorded as investments at fair value, $6.6 million was recorded as investments at contract value, and $2.6 million of outstanding Participant loans was recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2019. The formal transfer of all assets, including in-kind investments, of the CMW Plan from MassMutual to the Plan's Trustee occurred on February 3, 2020, at which point MassMutual was no longer considered a custodian of the Plan.
Boss Union 401(k) Plan
Effective December 31, 2018, the Boss Union 401(k) Plan (the "Boss Plan") merged with, and into, the Plan (the "Boss Plan Merger"). On December 31, 2018, the transfer of all assets, including in-kind investments, of the Boss Plan into the Plan was initiated. The transfer of such assets of the Boss Plan is included within transfer of assets and participant notes receivable from merged plan in the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2018; of which $4.7 million of cash-in-transit was recorded as assets in-transit from merged plan on the Statement of Net Assets Available for Benefits as of December 31, 2018 as the transfer was not completed until January 2, 2019 and $0.1 million of outstanding Participant loans was recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2018.

2	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying Financial Statements of the Plan are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and are presented on the accrual basis of accounting.
Accounting Estimates
The preparation of the Financial Statements and any Supplemental Schedules in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has investments in a variety of investment funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value except for the Plan's fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Refer to Note 6, Fair Value Measurement, for additional information regarding the fair value measurements of the Plan's investments. Purchases and sales of all investments are recorded on a trade-date basis. Net appreciation, or depreciation, includes the Plan's gains, or losses, respectively, on investments bought and sold, as well as held during the year and is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Concentrations of Risk
The assets held by the Plan include the Common Stock of the Company. At December 31, 2019 and 2018, approximately 33 percent and 35 percent of the investments of the Plan were invested in Common Stock of the Company, respectively. The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.
Notes Receivable from Participants
In general, the Plan does not permit loans to Participants from their individual accounts. However, outstanding Participant loans transferred into the Plan as a result of plan mergers with, and into, the Plan, such as the CMW Plan Merger and the Boss Plan Merger effective December 31, 2019 and December 31, 2018, respectively, remain outstanding in accordance with the existing terms of the promissory note and plan loan policies in effect immediately before the respective mergers. Participant loans are recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits. Such Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and related fees are recorded as administrative expense when incurred. No allowance for credit losses has been recorded on the outstanding Participant loan balance as of December 31, 2019 or 2018.
Excess Contributions Payable
The Plan is required to return contributions to Participants in the event certain nondiscrimination tests and/or Participant contribution limits defined under the Internal Revenue Code (the "Code" or "IRC") are not satisfied. Effective January 1, 2019, the Plan became a safe harbor plan intended to satisfy the "safe harbor" contribution and vesting requirements set forth under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. Safe harbor plans generally are not required to perform the annual nondiscrimination testing generally required of similar plans. As of December 31, 2019, there were no amounts payable for return contributions. As of December 31, 2018, amounts payable to Participants for return contributions of $0.1 million were included in excess contributions payable within the Statements of Net Assets Available for Benefits, with a corresponding reduction to employee contributions within the Statements of Changes in Net Assets Available for Benefits.
Indirect Investments in Fully Benefit-Responsive Investment Contracts
The Plan indirectly invests in fully benefit-responsive investment contracts and security-backed contracts through the Plan's investment in the Vanguard Retirement Savings Trust IV, held as of December 31, 2019, and the Wells Fargo Stable Return Fund G, held as of December 31, 2018. An investment contract is a contract issued by a financial institution to provide a consistent return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Investments in the Vanguard Retirement Savings Trust IV, held as of December 31, 2019, were recorded at a fair value of $72.8 million. Investments in the Wells Fargo Stable Return Fund G, held as of December 31, 2018, were recorded at a fair value of $70.2 million. Both of these investments are categorized as common collective trust funds for the years ended December 31, 2019 and 2018 in Note 6, Fair Value Measurement. The yield earned by the Vanguard Retirement Savings Trust IV at December 31, 2019 was approximately 3 percent. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2018 was approximately 3 percent.
Fully Benefit-Responsive Investment Contract
At December 31, 2019 and as a result of the CMW Plan Merger, the Plan held a fully benefit-responsive investment contract with MassMutual through the MassMutual SAGIC Diversified II. The MassMutual SAGIC Diversified II is a market value separate investment account ("SIA") of MassMutual managed by Barings LLC ("Barings") and offered under a MassMutual group annuity contract that provides a MassMutual general account guarantee to pay a stated rate of return, generated from investments in a diversified portfolio of primarily investment-grade fixed income securities including but not limited to, corporate, U.S. government and agency, foreign issuer and private placement bonds, and mortgage-backed and other asset-backed securities. The average credit quality of the portfolio must not be less than A- /A3. The crediting rate is determined for each individual plan contract based on anticipated market returns in the SIA and the book value account and market value account differential, in addition to any plan-specific contract charges. All bona-fide participant-initiated withdrawals, including benefit payments, loans and transfers to other noncompeting investment options, are paid at book value. Transfers to competing fixed income investments are not allowed.
The SIA is stated at contract value, as reported to the Plan by Barings. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value to non-competing investments. Contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendment to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Administrator or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the CMW custodian to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. As of

December 31, 2019, no events are probable that might limit the ability of the Plan to transact at contract value with the contract issuers and to transact at contract value with the Participants. The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include: (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer. At December 31, 2019, no events occurred that would allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value.
New Accounting Pronouncements to be Adopted
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820) - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes to add, modify or remove certain disclosure requirements of fair value measurements. The amended guidance will become effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The amended guidance will become effective for the Plan on January 1, 2020. The Plan Administrator is currently evaluating the impact of this new standard on the Financial Statements and Notes to Financial Statements of the Plan.

3	Funding Policy, Contributions, and Plan Transfers
The Company, at its discretion, may choose to make an annual investment fund contribution to a qualified Participant’s account in the form of cash. This discretionary contribution is invested based on a Participant’s selection of investment options. To the extent that a discretionary investment fund contribution is made for a Plan year, it is allocated based on the Participant’s eligible compensation for the Plan year, plus the Participant’s eligible compensation above the Social Security taxable wage base. The Company, at its discretion, may also choose to make an annual ESOP contribution to a qualified Participant's account in the form of Common Stock of the Company. To the extent that a discretionary ESOP contribution is made for a Plan year, it is allocated based on the Participant's eligible compensation for the Plan year.
Participants can also elect to make salary reduction and catch-up contributions to the Plan under a 401(k) feature and can elect to make rollover contributions from other qualified plans. The Company also makes matching contributions to the Plan with respect to Participant salary reduction contributions and catch-up contributions. Transfers to, or from, other plans represent Participant elected rollovers to, or from, plans of other employers or other transfers to, or from, other plans.

4	Party-in-Interest Transactions
The Trustee, the CMW Plan Custodian, and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee and the CMW Plan Custodian, and some of the investment funds available to Participants include investment funds under a self-directed brokerage account and money market funds and mutual funds managed by the Trustee, as well as the SIA sponsored by the CMW Plan Custodian. Transactions between the Plan and the Trustee and the Plan and the CMW Plan Custodian are exempt from being considered as "prohibited transactions" under ERISA Section 408(b). The Plan had no prohibited transactions with parties-in-interest during 2019 and 2018.
Transactions involving Common Stock of the Company qualify as party-in-interest transactions that are exempt from the prohibited transaction rules under ERISA. At December 31, 2019 and 2018, the Plan held 5,284,065 and 6,056,747 shares, respectively, of Common Stock of the Company, with a cost basis of approximately $79.7 million and $81.1 million, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded Common Stock dividend income of $5.2 million and $5.3 million, respectively.

5	Plan Termination
The Company has voluntarily agreed to make contributions to the Plan. Each Participant’s interest in the Plan is 100 percent vested at all times, except for the portions attributable to matching contributions and discretionary annual investment fund and ESOP contributions, which are vested in the manner described within Note 1, Summary Description of Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Upon termination of the Plan, unvested interests of active Participants in the Plan would fully vest.

6	Fair Value Measurement
The Plan categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The Plan's investments in mutual funds, money market funds, and Common Stock of the Company are classified as Level 1 assets in the fair value hierarchy. Mutual funds and investments in Common Stock of the Company are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. Money market funds are open-end, actively traded mutual funds that are registered with the United States Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. Investments held within the self-directed brokerage account are classified as Level 1 assets in the fair value hierarchy and primarily consist of mutual funds and common stocks that are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. The Plan's investments in common collective trust funds are classified as Level 2 assets in the fair value hierarchy. Common collective trust funds have the characteristics of a structure similar to a mutual fund and are valued based on the readily determinable quoted market price that each fund publishes at the end of each day. While the underlying assets in a common collective trust fund are actively traded on an exchange, the funds themselves are not and, therefore, are classified as Level 2 assets in the fair value hierarchy. There were no transfers between Level 1 and Level 2 and there have been no changes in the methodologies used for assets measured at fair value during the years ended December 31, 2019 and 2018.

The Plan's assets measured at fair value as of December 31, 2019 and 2018 are summarized below:

2019	Total	Level 1	Level 2	Level 3
Mutual funds	$408,581,796	$408,581,796	$—	$—
Common collective trust funds	437,988,115	—	437,988,115	—
Money market funds	5,439,833	5,439,833	—	—
Self-directed brokerage	11,398,218	11,398,218	—	—
The Toro Company Common Stock	420,992,340	420,992,340	—	—
Investments at fair value	$1,284,400,302	$846,412,187	$437,988,115	$—

2018	Total	Level 1	Level 2	Level 3
Mutual funds	$282,825,781	$282,825,781	$—	$—
Common collective trust funds	315,487,003	—	315,487,003	—
Money market funds	4,338,732	4,338,732	—	—
Self-directed brokerage	12,312,222	12,312,222	—	—
The Toro Company Common Stock	338,459,805	338,459,805	—	—
Investments at fair value	$953,423,543	$637,936,540	$315,487,003	$—

7	Federal Income Taxes
The Plan Administrator received a favorable determination letter dated November 1, 2017 from the Internal Revenue Service ("IRS") stating that the Plan constitutes a qualified plan under Section 401(a) of the IRC and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's management believes that the Plan is no longer subject to income tax examinations for years prior to 2015.

8	Subsequent Events
The Company evaluated all subsequent events through June 25, 2020, the date that the Financial Statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements with the exception of the following subsequent events:
Plan Amendment
Effective January 1, 2020, the Company amended the Plan to change the name of the Plan to "The Toro Company Retirement Plan" from "The Toro Company Investment, Savings and Employee Stock Ownership Plan" and all references in the Plan document were revised accordingly. Additionally, the amendment authorized the transfer of excess assets from The Toro Company Union Pension Plan, following the termination of such plan, to be treated as an employer contribution and utilized to partially fund the Plan Administrator's discretionary annual investment fund contribution for the Plan year ended December 31, 2019. As of December 31, 2019, these excess assets, in the amount of $1.6 million, were included in employer contributions receivable and employer cash contributions within the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits, respectively.
COVID-19 Pandemic
In March 2020, the World Health Organization declared the novel coronavirus ("COVID-19") outbreak a global pandemic. As a result of the COVID-19 outbreak, there has been significant economic uncertainty and instability in the capital markets around the world and the ultimate impact of the COVID-19 outbreak on the global economy and capital markets is highly uncertain. The Plan's various investments have experienced significant volatility in their respective fair values since December 31, 2019; however, the COVID-19 outbreak did not have an impact on the fair value of Plan assets and liabilities as of and for the year ended December 31, 2019. The impact of COVID-19 continues to evolve rapidly and the Plan is not able to estimate its full impact on the Plan's financial statements at this time.
Additionally, as a result of the COVID-19 outbreak, on March 27, 2020, U.S. Congress passed the Coronavirus, Aid, Relief, and Economic Security Act ("CARES Act"), which is intended to provide economic relief to retirement plan sponsors and participants in the midst of the global COVID-19 pandemic. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. The relief provisions made available to Participants include:

•
Participants are allowed to withdraw "coronavirus-related distributions" of up to $100,000 without penalty throughout the remainder of the 2020 calendar year. Such distributions may be repayable to the Plan within three years.

•
Repayments by certain COVID-19 affected Participants on preexisting Participant loans with payment dates between March 27, 2020 and December 31, 2020 may be suspended until December 31, 2020. Following the period of suspension, loans with suspended payments will be reamortized and payments will recommence.

•	Required minimum distributions for Participants are waived for the 2020 calendar year.
The CARES Act allowed these relief provisions to be effective and adopted immediately by Plan operation, prior to formally amending the Plan document.

THE TORO COMPANY INVESTMENT, SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	Investment at contract value
*	MassMutual SAGIC Diversified II	Guaranteed Investment Contract	**	$6,612,093
	Investments at fair value
	T. Rowe Price International Discovery Fund I Class	Mutual Fund	**	11,760,912
	Vanguard Institutional Index Fund	Mutual Fund	**	190,025,685
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual Fund	**	54,508,272
	Vanguard Small-Cap Index Fund Institutional Shares	Mutual Fund	**	6,686,081
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	17,217,763
	Goldman Sachs Small Cap Value Fund Institutional Class	Mutual Fund	**	27,470,257
	PIMCO International Bond Fund (Unhedged) Institutional Class	Mutual Fund	**	3,580,937
	PGIM Total Return Bond Fund Class R6	Mutual Fund	**	3,700,547
	American Funds EuroPacific Growth Fund® Class R-6	Mutual Fund	**	33,174,660
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	17,624,128
*	MassMutual Premier Holding Account	Mutual Fund	**	145
	American Funds Washington Mutual Investors Fund Class R-6	Mutual Fund	**	4,283,650
	American Funds American Balance Fund® Class R-6	Mutual Fund	**	4,735,893
	Columbia Small Cap Index Fund Institutional 2 Class	Mutual Fund	**	1,996,671
	Goldman Sachs Large Cap Growth Insights Fund Institutional Class	Mutual Fund	**	6,276,087
	Invesco International Growth Fund R5 Class	Mutual Fund	**	1,120,595
	PIMCO Income Fund Institutional Class	Mutual Fund	**	804,540
*	MassMutual Select Mid Cap Growth Fund Class I	Mutual Fund	**	3,072,420
	Templeton Foreign Fund Class A	Mutual Fund	**	663,153
	Vanguard 500 Index Fund Admiral Shares	Mutual Fund	**	6,470,842
	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual Fund	**	3,615,463
	Vanguard Real Estate Index Fund Admiral Shares	Mutual Fund	**	1,091,520
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund	**	1,549,080
	Commerce Bond Fund	Mutual Fund	**	1,912,550
	Invesco Oppenheimer Developing Markets Fund Class Y	Mutual Fund	**	1,541,608
	American Century Mid Cap Value Fund Investor Class	Mutual Fund	**	1,398,412
	Hartford Small Cap Growth Fund Class Y	Mutual Fund	**	2,299,925
	Vanguard Retirement Savings Trust IV	Common Collective Trust	**	72,846,546
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	4,938,351
	JPMorgan Chase Bank SmartRetirement Income Fund	Common Collective Trust	**	2,735,926
	Vanguard Target 2015	Common Collective Trust	**	6,086,947
	Vanguard Target 2020	Common Collective Trust	**	27,629,812
	JPMorgan Chase Bank SmartRetirement 2020	Common Collective Trust	**	7,643,984
	Vanguard Target 2025	Common Collective Trust	**	79,373,571
	JPMorgan Chase Bank SmartRetirement 2025	Common Collective Trust	**	14,259,245
	Vanguard Target 2030	Common Collective Trust	**	52,103,638
	JPMorgan Chase Bank SmartRetirement 2030	Common Collective Trust	**	12,538,829

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	Vanguard Target 2035	Common Collective Trust	**	38,414,451
	JPMorgan Chase Bank SmartRetirement 2035	Common Collective Trust	**	12,638,999
	Vanguard Target 2040	Common Collective Trust	**	29,396,033
	JPMorgan Chase Bank SmartRetirement 2040	Common Collective Trust	**	9,435,675
	Vanguard Target 2045	Common Collective Trust	**	22,622,817
	JPMorgan Chase Bank SmartRetirement 2045	Common Collective Trust	**	7,384,848
	Vanguard Target 2050	Common Collective Trust	**	15,338,964
	JPMorgan Chase Bank SmartRetirement 2050	Common Collective Trust	**	4,773,388
	Vanguard Target 2055	Common Collective Trust	**	10,332,623
	JPMorgan Chase Bank SmartRetirement 2055	Common Collective Trust	**	3,516,002
	Vanguard Target 2060	Common Collective Trust	**	3,168,288
	JPMorgan Chase Bank SmartRetirement 2060	Common Collective Trust	**	533,669
	Vanguard Target 2065	Common Collective Trust	**	275,509
*	Fidelity Treasury Only Money Market	Money Market Fund	**	5,439,833
*	Fidelity Brokerage Link	Pooled Brokerage Account	**	11,398,218
*	The Toro Company	The Toro Company Common Stock	**	420,992,340
*	Participant Loan Fund	Notes receivable from participants***	—	2,668,248
*	Other receivable due to investments in transit	Other receivable due to investments in transit	**	35,961
Total				$1,293,716,604
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for Participant-directed investments and therefore is not included.
***    467 loans outstanding with 1-5 year terms, maturing no later than December 2024, and interest rates of 4.25% - 6.50%.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings and Employee Stock Ownership Plan

Date: June 25, 2020	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer of The Toro Company (duly authorized officer, principal financial officer, and accounting officer)

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.